Genco Resources Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class common

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General Meeting to be held on Thursday, June 26, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or corporation of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or corporation other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **When properly signed and delivered, the securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 11:00 am, Pacific Time on Tuesday, June 24, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 011753 **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

GGCQ_PRX_44850/000001/000001/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

The undersigned registered shareholder of Genco Resources Ltd. (the "Company") hereby appoints: Robert C. Gardner, the Chairman of the Board of Directors of the Company, or failing this person, Wayne R. Moorhouse, the Vice-President, Finance of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of the Company to be held in Suite 550 - 999 W. Hastings St., Vancouver, BC V6C 2W2 on Thursday, June 26, 2008 at 11:00 am (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Set the Number of Directors To set the number of directors at seven.	☐	☐

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2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. **BLANKSTEIN, W. Gordon**	☐	☐	02. **GARDNER, Robert C.**	☐	☐	03. **GOODMAN, Leslie D.**	☐	☐
04. **HUGHES, Richard W.**	☐	☐	05. **LUNA ARELLANO, Eduardo**	☐	☐	06. **McDONALD, James M.**	☐	☐
07. **SMITH, Brian R. D.**	☐	☐						

	For	Withhold
3. Appointment of Auditor To appoint Cinnamon Jang Willoughby & Company, Chartered Accountants, as the Company's Auditor and authorize the Board of Directors to approve the Auditor's remuneration.	☐	☐

	For	Against
4. Stock Option Plan Ratifying and approving the Company's Stock Option Plan and authorizing the Board of Directors to further amend the Plan as may be required by the securities regulatory authorities without further shareholder approval.	☐	☐

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	For	Against
5. Payment of Bonuses in Shares Authorizing the issuance of up to 561,915 common shares to three executive officers and one director as bonuses for the 2006 and 2007 financial years.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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